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                 August 12, 2022

       Emanuele A. Lauro
       Chief Executive Officer and Chairman
       Eneti Inc.
       9, Boulevard Charles III
       MC 98000 Monaco

                                                        Re: Eneti Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed August 5,
2022
                                                            File No. 333-266598

       Dear Mr. Lauro:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy Levenberg, Special
       Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Edward Horton, Esq.